UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

VITAL LIVING, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

92846Y100

(CUSIP Number)

NutraCea
Brad Edson, Chief Executive Officer
5090 No. 40th Street, Suite 400
Phoenix, AZ 85018
Telephone: (602) 522-3000

with a copy to:

Christopher V. Chediak, Esq.
Weintraub Genshlea Chediak
400 Capitol Mall, Eleventh Floor
Sacramento, CA 95814
Telephone: (916) 558-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
September 1, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 125180109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

NutraCea
87-0673375

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐

(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization California

	7.	Sole Voting Power
		18,610,000 (1)

Number of
Shares	8.	Shared Voting Power
Beneficially		0
Owned by
Each
Reporting	9.	Sole Dispositive Power
Person With		18,610,000(1)

	10.	Shared Dispositive Power
		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

18,610,000(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

10%(2)

14.	Type of Reporting Person (See Instructions)

CO

(1)
Represents shares of common stock of Vital Living, Inc. (“VLI”) into which the principal amount of VLI’s 12% Senior Secured Convertible Notes due 2008 (the “Notes”) held by NutraCea can be converted within sixty days, and 1,000,000 shares of common stock of VLI into which 1,000,000 shares of Series D Convertible Preferred Stock, par value $0.001 per share, of VLI (the “Series D Preferred”), can be converted.

(2)
Percentage ownership calculation is based upon 164,559,000 shares of Vital Living, Inc. Common Stock outstanding as of August 14, 2007, as reported in Vital Living’s Quarterly Report on Form 10-Q for the period ended June 30, 2007, filed on August 14, 2007.

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, $0.001 par value (the “VLI Common Stock”), of Vital Living, Inc., a Nevada corporation (“VLI”).  The principal executive offices of VLI are located at 1289 Clint Moore Road, Boca Raton, FL 33487.

Item 2.	Identity and Background

This Schedule 13D is filed by NutraCea, a California corporation (“NutraCea”). The address of the principal business and the principal office of NutraCea is 5090 N. 40th Street, Suite 400, Phoenix, AZ 85018.  NutraCea is a health science company focused on the development and distribution of products based upon the use of the stabilized rice bran and proprietary rice bran formulations.

Attached hereto as Annex 1 is a list of all executive officers and directors of NutraCea, including the principal business address, and the principal occupation or employment of each such person.

During the five years prior to the date hereof, none of NutraCea nor, to its knowledge, any executive officer or director of NutraCea: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The source of funds for the acquisition of the Notes and the Series D Preferred (collectively, the “VLI Securities”) was NutraCea’s working capital.  No borrowed funds were used to purchase the VLI Securities.  We acquired the VLI Securities in April 2007.

Item 4.	Purpose of Transaction

In April 2007 we acquired the VLI Securities.  We paid $1,000,000 for 1,000,000 shares of Series D Preferred and $4,226,000 for the outstanding Notes, which we believe represent all of the outstanding shares of Series D Preferred and all of the outstanding Notes.  We acquired the Notes and the Series D Preferred from the holders thereof pursuant to separate purchase agreements with such holders.  The Notes are convertible into VLI common stock after October 31, 2007, at a current conversion rate of $0.24 per share and bear interest at 12% per annum, payable June 15 and December 15 and mature in December 2008.  The Series D Preferred can be converted into VLI common stock at a conversion rate currently equal to $1.00 per share.  Our present intention is not to exercise our option to convert either the Notes or the Series D Preferred into shares of VLI common stock; rather, we intend to negotiate with VLI regarding acquisition of certain assets of VLI.

In June 2007 we entered into a non-binding letter of intent that included certain terms that would form the basis for discussion regarding a definitive agreement pursuant to which NutraCea would acquire certain assets of VLI, subject to certain exceptions and limitations.  However, as of the date of filing of this Schedule 13D, the parties have not entered into any definitive agreements to acquire such assets, the terms of any agreements relating to any such transaction may differ in material respect from those described in the letter, and there can be no assurance that any such agreements will be entered into or, if entered into, that any such transaction will be consummated.  Such a transaction might involve a change in VLI’s certificate of incorporation or bylaws.  Consummation of any such transaction likey would be subject to a number of closing conditions, including without limitation approval of the transaction by the stockholders of VLI.

NutraCea is continuously evaluating the business and business prospects of VLI, and its present and future interests in, and intentions with respect, to VLI and at any time may decide to acquire shares of, dispose of shares of, VLI Common Stock or Series D Preferred Stock owned by it.  NutraCea may, from time to time, depending upon market conditions and other factors deemed relevant by NutraCea, acquire other securities of VLI, although it has no present intention to do so.  NutraCea reserves the right to, and may in the future choose to, change its purpose with respect to the investment and take such actions as it deems appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction or by gift, all or a portion of the securities which it now owns or may hereafter acquire of VLI.

Except as set forth in this Statement, as of the date of the filing of this Statement, neither NutraCea, nor, to its knowledge, any of its executive officers or directors, has any other plan or proposal which relates to or would result in any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)     NutraCea is or may be deemed to be the beneficial owner of an aggregate of 18,610,000 shares (the “Underlying Shares”) of VLI Common Stock, or approximately 10% of the number of (i) outstanding shares of VLI Common Stock outstanding as of August 14, 2007, plus (ii) shares of Common Stock into which the VLI Securities may be converted.  The preceding numbers and percentages are based 164,559,000 shares of VLI Common Stock outstanding as of August 14, 2007, as reported in VLI’s Quarterly Report on Form 10-Q for the period ended June 30, 2007, filed on August 14, 2007.  The preceding numbers and percentages assume conversion of all principal amount of the Notes and conversion of all of the shares of Series D Preferred into shares of VLI Common Stock.  While NutraCea is not the actual owner of any of the Underlying Shares, as a result of its ownership of the VLI Securities, NutraCea may be deemed to beneficially own the Underlying Shares since the Series D Preferred is convertible into shares of VLI Common Stock at the option of NutraCea and after October 31, 2007, the Notes may be converted into shares of VLI Common Stock.  To NutraCea’s knowledge, none of its executive officers or directors named in Annex A hereto beneficially owns any shares of VLI Common Stock.  NutraCea does not currently intend to convert any of the VLI Securities.  To NutraCea’s knowledge, none of its executive officers or directors named in Annex A hereto have any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of VLI.

(b)     NutraCea has sole voting and dispositive power with respect to any of the Underlying Shares that it may be deemed to beneficially own.  Please see Rows 7 through 10 of the cover page to this Schedule 13D.

(c)     Other than as described above in Item 4, neither NutraCea, nor, to its knowledge, any executive officer or director thereof, has engaged in any transaction in VLI Common Stock during the 60-day period immediately preceding the date hereof except as described herein.

(d)     Not applicable.

(e)     Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In April 2007, NutraCea acquired the VLI Securities from the holders thereof pursuant to separate purchase agreements with the holders.  The Notes bear interest at a rate of 12% per annum.  VLI may pay all 12% interest due on the Notes in either cash or shares of VLI common stock, at VLI’s option.  The Notes are secured by a security interest in substantially all of VLI’s assets.  The Notes are convertible into shares of VLI Common Stock at a conversion price of $0.24 per share, as amended by NutraCea and VLI at any time after October 31, 2007.  Other terms of the Notes are described in the Annual Report on Form 10-K of Vital Living for the period ended December 31, 2006, including note 6 to the financial statements included in that Form 10-K.  The Series D Preferred has a liquidation preference of $1.00 per share senior to the liquidation preferences of VLI’s Series B Preferred Stock and Senior C Preferred Stock, is convertible into common stock at a conversion price that is currently $1.00 per share, and votes with the VLI Common Stock on an as-converted basis.  Other terms of the Series D Preferred are described in the Annual Report on Form 10-K of Vital Living for the period ended December 31, 2006, including note 8 to the financial statements included in that Form 10-K.  VLI has previously filed the forms of the Notes and the related agreements as exhibits to its Report on Form 8-K filed with the Securities and Exchange Commission, or SEC, on December 19, 2003, and has previously filed a description of the rights of the Series D Preferred as an exhibit to its Report on Form 8-K filed with the SEC on September 8, 2003, and those descriptions are incorporated herein.

Except as described in this Schedule 13D, none of NutraCea, nor, to the its knowledge, any executive officer or director thereof, has any other contracts, arrangements, understandings or relationships with any persons with respect to any securities of VLI.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	Form of Senior Secured Convertible Note of Vital Living, Inc. (Incorporated by reference to Exhibit 4.2 to the Report on Form 8-K filed by Vital Living with the SEC on December 19, 2003.)
Exhibit 2
Certificate of Designation, Preferences and Relative, Participating, Optional or other Special Rights of Series D Convertible Preferred Stock of Vital Living, Inc. (incorporated by reference to Exhibit 4.1 to the Report on Form 8-K of Vital Living, Inc. filed with the Securities and Exchange Commission on December 19, 2003).

Exhibit 3	Form of securities purchase letter agreement, dated April 2007.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 10, 2007

Date
/s/    Todd Crow

Signature
Todd Crow, Chief Financial Officer

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

ANNEX 1

Information Concerning the Executive Officers and Directors of NutraCea

The following table sets forth the name, position and present principal occupation of each director and executive officer of NutraCea. Each person’s business address is c/o NutraCea, 5090 N. 40th Street, Suite 400, Phoenix, AZ 85018.  Each person is an American citizen.

Name	Position and Present Principal Occupation

Bradley D. Edson	Chief Executive Officer, President and Director

Todd C. Crow	Chief Financial Officer

Ike E. Lynch	Chief Operating Officer

Margie D. Adelman	Secretary and Senior Vice President

Kody K. Newland	Senior Vice President of Sales

David S. Bensol	Director and Chairman of the Board; President of Bensol Realty Corp. and a management consultant.

James C. Lintzenich	Director; Management Consultant

Edward L. McMillan	Director; Owner of McMillan LLC, a transaction consulting firm

Steven W. Saunders	Director; President of Saunders Construction, Inc., a commercial construction firm.

Kenneth L. Shropshire	Director; Professor at the Wharton School of the University of Pennsylvania

Wesley Clark	Director; Chairman and Chief Executive Officer of Wesley K. Clark & Associates.